# OpenDeal Broker LLC

**Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2021**

| OMB APPROVAL |
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| SEC FILE NUMBER |
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| 8-70188 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: OpenDeal Broker LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1345 Avenue of the Americas 15th Floor
(No. and Street)

| New York | NY | 10105 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Casey Sullivan McCaffrey | 617-365-4156 | casey@thecapitalr.co |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates
(Name – if individual, state last, first, and middle name)

| 11 Broadway Suite 700 | New York | NY | 10004 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 06/06/2006 | 2699 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



**OATH OR AFFIRMATION**

I, Casey Sullivan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of OpenDeal Broker LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Casey Sullivan

Title: Principal Financial Officer / FINOP

Ann M. Damaris

Notary Public

ANN M. DAMARIS
Notary Public
Commonwealth of Massachusetts
My Commission Expires July 29, 2022

**This filing** contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



# YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004          Tel: (212) 232-0122 Fax: (646) 218-4682

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
OpenDeal Broker LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of OpenDeal Broker LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*YSL & Associates LLC.*

We have served as OpenDeal Broker LLC's auditor since 2019.

New York, NY

March 23, 2022

# OpenDeal Broker LLC

## Statement of Financial Condition
## December 31, 2021

| Assets | |
|---|---:|
| Cash | $ 3,178,603 |
| Accounts receivable | 328,680 |
| Securities | 244,381 |
| Other receivable | 364,375 |
| Prepaid expense and other assets | 68,394 |
| Total assets | $ 4,184,433 |

| Liabilities and Member's Equity | |
|---|---:|
| Accounts payable | $ 107,537 |
| Due to affiliate | 23,000 |
| Total liabilities | $ 130,537 |
| Member's equity | 4,053,896 |
| Total liabilities and member's equity | $ 4,184,433 |

The accompanying notes are an integral part of this financial statement.

# OpenDeal Broker LLC

## Notes to Statement of Financial Condition
## December 31, 2021

1. **Organization and Business**

   OpenDeal Broker LLC, (the "Company"), a wholly-owned subsidiary of OpenDeal Inc., is a limited liability company organized under the laws of the state of New York. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company's operations consist of private placement of securities; and referring investors, other broker dealers or hedge funds to unaffiliated broker dealers in exchange for referral, finders or similar fees and it is a Regulation A Plus offerings participant. The Company earns some of its fees in the form of stock or stock options.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Income Taxes
   The Company is a single member limited liability company and is treated as a disregarded entity for federal, state and local income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to its member. Accordingly, the Company has not provided for income taxes.

   At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

   Fair Value Measurements
   The Company follows Financial Accounting Standard Board (FASB) guidance on Fair Value Measurements which defines fair value and establishes fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist. As of and for the year ended December 31, 2021 all of the Company's investments held and income on principal transactions were valued using Level 3 inputs.

   The Company's investments include an equity interest in a private portfolio company (the "Portfolio Company") that is carried at fair value as determined by Management. Management utilizes the Company's pro-rata interest in the net assets of the Portfolio Company as reported by the Portfolio Company's management. Management considers all relevant information available at the time the Portfolio Company values its investments. Management has assessed factors including, but not limited to, the Portfolio Company's price transparency and valuation procedures in place,

# OpenDeal Broker LLC

## Notes to Statement of Financial Condition
## December 31, 2021

2. **Summary of Significant Accounting Policies (continued)**

Fair Value Measurements
capital subscription and redemption activity, and existence of certain redemption restrictions. The Portfolio Company generally records its investments at fair value in accordance with U.S. GAAP. The fair value at which the Portfolio Company is presented in the statement of financial condition may be different from the amount the Company would receive in a sale or liquidation of its investment and the differences may be material.

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels at December 31, 2021:

|  | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| *Assets* |  |  |  |  |
| Securities |  |  | $ 244,381 | $ 244,381 |
| **Total assets** | $ - | $ - | $ 244,381 | $ 244,381 |

The following table presents changes in assets classified in Level 3 of the fair value hierarchy during the year ended December 31, 2021 attributable to the following:

|  | Equity Securities |
|---|---|
| Securities revenues | $ 244,381 |
| Transfers into Level 3 | 244,381 |
| Transfers out of Level 3 | - |

All of the Level 3 investments have been valued using price obtained by prior transactions or a third party without significant adjustment. Unobservable inputs have not been internally developed by the Company.

The Allowance for Credit Losses
ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

2.    **Summary of Significant Accounting Policies (continued)**

The Allowance for Credit Losses (continued)

The statement of operations would reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that might have taken place during the period. The Company has not provided an allowance for credit losses at December 31, 2021.

Concentrations

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

3.    **Transactions with Related Parties**

The Company maintains a services agreement with the Affiliate (the "Services Agreement"). Pursuant to the Services Agreement, entered into as of September 1, 2021, the Affiliate provides office and administrative services, payroll and professional services at a cost of $23,000 per month.

The total fees charged by the Affiliate during the audited year was $92,000. As of December 31, 2021, the amount due to the Affiliate is $23,000.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4.    **Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $3,048,066 which exceeded the required net capital of $8,702 by $3,039,364.

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.